Exhibit 99.1

WISeQey’s Subsidiary WISeSat.Space, a Space Technology Company, Completes Business Combination with Columbus Acquisition Corporation

WISeSat.Space Ordinary Shares Begin Trading on Nasdaq Under Ticker Symbol “SAIQ”

Listing Marks a New Chapter in WISeSat.Space’s Mission to Bring Cybersecurity to Space and Deliver Trusted Satellite Connectivity

Zug, Switzerland, October 2, 2026 – WISeQey Corp. (formerly known as WISeKey International Holding AG, “WISeQey” or the “Company”) (SIX: WIHN; Nasdaq: WKEY), a global quantum cybersecurity and space IoT company, today announced that its subsidiary WISeSat.Space Holdings Corp. (“WISeSat.Space”) (Nasdaq: SAIQ) has completed its previously announced business combination with Columbus Acquisition Corp. (“CAC”).

Effective today, October 2, 2026, WISeSat.Space ordinary shares have commenced trading on the Nasdaq Capital Market under the ticker symbol “SAIQ.”

The completion of the transaction establishes WISeSat.Space as a separately listed public company focused on post-quantum-secure satellite communications and Internet of Things connectivity. CAC shareholders approved the business combination at an extraordinary general meeting on September 30, 2026, and the transaction closed on October 1, 2026.

The Nasdaq listing supports WISeSat.Space’s ambition to expand its space infrastructure while leveraging WISeQey’s expertise in cybersecurity, digital identity and secure semiconductors. WISeSat.Space aims to extend trusted connectivity beyond terrestrial networks, enabling connected devices to communicate securely through satellite infrastructure.

“The Nasdaq listing represents an extraordinary milestone for WISeSat.Space and for everyone who has contributed to this journey,” said Carlos Moreira, Chief Executive Officer of WISeQey and WISeSat.Space. “I want to thank our employees, management team, technology partners, advisors, investors and all those whose dedication has made this achievement possible. Their commitment has helped turn our vision of bringing cybersecurity to space into a growing business.”

Mr. Moreira continued: “As more devices and essential services rely on satellite connectivity, trust and post-quantum security must be built into the infrastructure from the outset. Our ambition is to combine satellite communications with digital identity, secure chips and post-quantum technologies to help protect data from the connected device to the space network. This listing opens a new chapter in advancing that mission.”

Bringing Cybersecurity to Space

WISeSat.Space has deployed satellites into orbit since 2024 and is developing satellite connectivity designed to support secure communications for connected devices, including applications in remote monitoring, logistics, defense, and infrastructure management.

Working within the WISeKey technology ecosystem, including collaboration with it sister company SEALSQ Corp (Nasdaq: LAES), WISeSat.Space aims to integrate hardware-based security, device authentication and post-quantum protection into its satellite communications architecture. These capabilities are intended to help address both today’s cybersecurity threats and the evolving risks associated with future quantum computing.

Advisors

Maxim Group LLC served as WISeSat.Space’s financial advisor. Ellenoff Grossman & Schole LLP represented WISeSat.Space as legal counsel and Harney Westwood & Riegels (BVI) LP represented WISeSat.Space as British Virgin Islands legal counsel. Loeb & Loeb LLP represented CAC as legal counsel and Ogier represented CAC as Cayman legal counsel. The Equity Group, Inc., served as WISeSat.Space’s strategic communications advisor.

About WISeSat.Space

WISeSat.Space Holdings Corp. is a space technology company focused on secure satellite communications for Internet of Things applications. Its approach combines satellite infrastructure with cybersecurity and digital identity technologies to support trusted communications between connected devices and ground-based systems.

About WISeQey

WISeQey Corp. (“WISeQey”), is a British Virgin Islands holding company focused on post quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat AG develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

Each subsidiary contributes to WISeQey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeQey platform. WISeQey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeQey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeQey cryptographic Root of Trust, WISeQey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeQey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeQey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning WISeQey, WISeSat.Space and their respective businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, the anticipated benefits of the business combination, WISeSat.Space’s plans to expand its satellite infrastructure and develop post-quantum-secure satellite communications, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Words such as “aims,” “ambition,” “anticipates,” “expects,” “intends,” “plans,” “will” and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include WISeQey’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; WISeSat.Space’s ability to realize the anticipated benefits of the business combination, operate as a public company and maintain its Nasdaq listing; the success, cost and timing of satellite launches and operations; competition in the satellite and cybersecurity markets; and the risks discussed in WISeQey’s and WISeSat.Space’s filings with the SEC. Risks and uncertainties are further described in reports filed by WISeQey and WISeSat.Space with the SEC. WISeQey is providing this communication as of this date and do not undertake to update any forward-looking statements as a result of new information, future events or otherwise

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeQey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeQey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeQey Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeQey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com

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